                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K

(Mark One)

   [X]                            Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001


                                       OR

   [ ]         Transition report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                         Commission File Number 33-26867

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                               (Title of the Plan)

                            LYONDELL CHEMICAL COMPANY
                              1221 McKinney Street
                                    Suite 700
                              Houston, Texas 77010

                    (Name and address of principal executive
                     office of the issuer of the securities)

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----
Report of Independent Accountants                                        2

Financial Statements:

        Statements of Net Assets Available for Benefits                  3

        Statement of Changes in Net Assets Available for Benefits        4

        Notes to Financial Statements                                    5

Supplemental Schedules are not required at the plan level and have been omitted.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Benefits Administrative Committee of the
Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 28, 2002

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                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     December 31,
                                                          -------------------------------------
                                                               2001                 2000
                                                          ----------------    -----------------
ASSETS
Investments, at fair value:

    Investment in Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                $ 314,869,841      $ 331,555,509
                                                             -------------      -------------
        Net assets available for benefits                    $ 314,869,841      $ 331,555,509
                                                             =============      =============


                        See Notes to Financial Statements

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 2001


                                                              Participant      Nonparticipant        Plan
                                                               Directed           Directed           Total
                                                              -----------      --------------        -----
Contributions:
    Employer                                                 $         --       $10,985,484       $ 10,985,484
    Participant                                                14,491,947                --         14,491,947
    Rollover                                                    1,427,059                --          1,427,059
                                                             ------------       -----------       ------------
        Total                                                  15,919,006        10,985,484         26,904,490
                                                             ------------       -----------       ------------
Investment loss:
    Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                 (23,443,417)       (1,663,524)       (25,106,941)
                                                             ------------       -----------       ------------
            Net investment loss                               (23,443,417)       (1,663,524)       (25,106,941)
                                                             ------------       -----------       ------------
Benefits paid to participants                                 (20,651,775)       (1,976,027)       (22,627,802)
                                                             ------------       -----------       ------------
Loan activity:
    Participant borrowings                                      1,283,496        (1,283,496)                --
    Participant repayments                                     (1,183,732)        1,183,732                 --
                                                             ------------       -----------       ------------
        Net loan activity                                          99,764           (99,764)                --
                                                             ------------       -----------       ------------
Transfer activity:
    Net transfers from (to) Equistar Chemicals, LP
        Savings and Investment Plan                             4,660,418          (171,755)         4,488,663
    Net transfers from (to) LYONDELL-CITGO
        Refining Company Ltd. 401(K) and Savings

            Plan for Non-Represented Employees                    115,038           (12,981)           102,057
    Net transfers between investment options                    2,415,230        (2,415,230)                --
    Other transfers, net                                          260,396          (706,531)          (446,135)
                                                             ------------       -----------       ------------
            Net transfer activity                               7,451,082        (3,306,497)         4,144,585
                                                             ------------       -----------       ------------

Net (decrease) increase                                       (20,625,340)        3,939,672        (16,685,668)

Net assets available for benefits:
    Beginning of period                                       281,261,111        50,294,398        331,555,509
                                                             ------------       -----------       ------------
    End of period                                            $260,635,771       $54,234,070       $314,869,841
                                                             ============       ===========       ============


                        See Notes to Financial Statements

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

General-The Lyondell Chemical Company 401(k) and Savings Plan ("Plan") is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company ("Lyondell" or "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan document for a complete description of the Plan.

Contributions-Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). Lyondell makes matching contributions to the eligible participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's eligible base pay, with the exception of the represented employees at the Company's Lake Charles, Louisiana Facility who receive a Company contribution equal to 100 percent of the Elective Deferrals up to a maximum Company contribution of 4 percent of the participant's eligible base pay. Participants are eligible for Company contributions after completing twelve months of credited company service. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund.

Investment Election-All participant assets are held in trust. Participant contributions and earnings thereon ("Participant Directed") are invested by the Trustee (see Plan Administration below) in accordance with the options selected by each participant. The Plan does not own specific securities or other assets in the trust, but has an ownership interest in each underlying selected fund within the trust. Contributions to, withdrawals from and transfers between investment options by the participants are appropriately charged or credited to each underlying fund.

When investing in Lyondell common stock, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund ("ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock - Dividend Reinvestment Fund ("non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in Lyondell common stock and held in the participant's plan account. Dividends on common stock held in the ESOP are payable to the participant as allowed by the Plan. All Company matching contributions ("Nonparticipant Directed") are used to purchase Lyondell common stock in the ESOP and may only be transferred to other investment options under certain limited circumstances, as defined in the Plan.

Employees of the former Atlantic Richfield Company ("ARCO") and the former ARCO Chemical Company who became employees of Lyondell had the assets attributable to their participation in the ARCO Capital Accumulation Plan II and ARCO Chemical Company Capital Accumulation Plan (which assets included ARCO common stock) transferred to the Plan. On April 18, 2000, pursuant to the terms of a merger agreement between BP Amoco p.l.c. ("BP") and ARCO, each share of outstanding common stock of ARCO was converted into the right to receive 1.64 BP American Depository Shares ("BP ADS") or, subject to the timely receipt of elections therefore, 9.84 BP Ordinary Shares. In addition, ARCO common stock was delisted from the exchanges on which it had been listed.

Withdrawals and Borrowings-If a participant terminates employment for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is $5,000 or less, the participant's account balance will be distributed as soon as practicable.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell common stock or BP ADS to the extent assets are held in the form of such stock. Distributions upon retirement or termination have generally been in Lyondell common stock or BP ADS to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application was received by the Benefits Administrative Committee, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by the balance in the participant's account and bear interest rates ranging from 5.0 percent to 9.5 percent. Repayment periods range from one to five years for general loans and one to ten years for residential loans and are paid ratably through monthly payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount.

Plan Administration-The Plan is administered by the Lyondell Benefits Administrative Committee. Fidelity Retirement Services Company (FIRSCO) is the Plan's recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust ("Master Trust") under the custody of Fidelity Management Trust Company ("Trustee"). The Trustee makes payments as authorized by the Plan. Lyondell pays administrative expenses of the Plan.

Termination Provision-Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting-The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is included in "Investment income (loss)" in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits-Benefit payments to participants are recorded upon distribution.

Use of Estimates-The preparation of the Plan's financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan's management to make significant estimates

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties-The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Benefits Administrative Committee believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

4. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established on March 15, 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities.

Net assets available for benefits of the Master Trust were as follows:

                                                            December 31,
                                                      -----------------------
                                                       2001             2000
                                                      ------           ------
  ASSETS
  Investments, at fair value:
      Participant directed investments:
          Mutual funds                            $ 564,457,348   $ 620,947,954
          Common stock                              140,099,083     168,898,164
          Participant loans receivable, at cost      41,337,383      45,711,733
          Money market funds                         17,469,248          58,163
      Nonparticipant directed investments:
          Common stock                               54,234,070      50,294,398
                                                 --------------   -------------
              Total investments                     817,597,132     885,910,412
  Other receivables                                      39,636         498,769
                                                 --------------   -------------
  NET ASSETS AVAILABLE FOR BENEFITS               $ 817,636,768   $ 886,409,181
                                                 ==============   =============
  Plan percentage                                     38.51%          37.40%
                                                 ==============   =============

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets available for benefits of the Master Trust for the year ended December 31, 2001 are presented below.


                                                              Participant      Nonparticipant          Trust
                                                               Directed           Directed             Total
                                                              -----------      --------------          -----
Contributions:
    Employer                                                 $  20,603,377      $10,985,484       $  31,588,861
    Participant                                                 41,516,445               --          41,516,445
    Rollover                                                     3,014,356               --           3,014,356
                                                             -------------      -----------       -------------
        Total                                                   65,134,178       10,985,484          76,119,662
                                                             -------------      -----------       -------------
Investment income (loss):
    Interest income                                              9,591,939          261,170           9,853,109
    Dividend income                                              3,040,316          761,643           3,801,959
    Net depreciation in the fair
        value of investments                                  (100,660,736)      (2,686,337)       (103,347,073)
                                                             -------------      -----------       -------------
            Net investment loss                                (88,028,481)      (1,663,524)        (89,692,005)
                                                             -------------      -----------       -------------
Benefits paid to participants                                  (52,457,637)      (1,976,027)        (54,433,664)
                                                             -------------      -----------       -------------
Loan activity:
    Participant borrowings                                       1,283,496       (1,283,496)                 --
    Participant repayments                                      (1,183,732)       1,183,732                  --
                                                             -------------      -----------       -------------
        Net loan activity                                           99,764          (99,764)                 --
                                                             -------------      -----------       -------------
Transfer activity:
    Net transfers from (to) Equistar Chemicals, LP
        Savings and Investment Plan                                171,755         (171,755)                 --
    Net transfers from (to) LYONDELL-CITGO
        Refining Company Ltd. 401(K) and Savings
        Plan for Non-Represented Employees                          12,981          (12,981)                 --
    Intra-plan transfers                                         2,415,230       (2,415,230)                 --
    Other transfers, net                                           (59,875)        (706,531)           (766,406)
                                                             -------------      -----------       -------------
        Net transfer activity                                    2,540,091       (3,306,497)           (766,406)
                                                             -------------      -----------       -------------
Net (decrease) increase                                        (72,712,085)       3,939,672         (68,772,413)

Net assets available for benefits:
    Beginning of period                                        836,114,783       50,294,398         886,409,181
                                                             -------------      -----------       -------------
    End of period                                            $ 763,402,698      $54,234,070       $ 817,636,768
                                                             =============      ===========       =============

5. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Lyondell pays the costs of administering the Plan. These related party transactions are permissible under provisions of ERISA.

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                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6. Subsequent Events

Effective April 1, 2002 the Plan was amended and the following changes were made:

o Reduction of the match on elective deferrals from $1.60 per dollar up to 5% (maximum 8% match) to dollar for dollar up to 6% (maximum 6% match).

o    Immediate eligibility for Company-matching contributions.

o Flexibility to immediately sell Company-matching contributions of Lyondell common stock at the participants' discretion.

o Ability to choose payout or reinvestment of dividends on Lyondell ESOP stock.

o Increased elective deferrals allowed from 14% to up to 50% (up to federal limits).

o Additional "catch-up" elective deferrals allowed for employees age 50 and older (up to federal limits).

o Hardship withdrawal contribution suspension decreased from 12 months to 6 months.

o Rollovers accepted from any qualified plan and certain IRAs in which an employee previously participated.

o Three-year vesting on Company-matching contributions for employees hired on or after April 1, 2002.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                LYONDELL CHEMICAL COMPANY
                                  401(K) AND SAVINGS PLAN


                                By: /s/ Allen C. Holmes
                                   -------------------------------------------
                                                ALLEN C. HOLMES
                                   Chairman, Benefits Administrative Committee

Date:  June 28, 2002

                                  EXHIBIT INDEX

                                                              Sequentially
 Exhibit                                                      Numbered Page
   No.                          Exhibit                       Where Located
--------                        -------                       -------------
   23            Consent of PricewaterhouseCoopers LLP              12